Filed Pursuant to Rule 433

Registration Statement No. 333-222773

Issuer Free Writing Prospectus, dated August 13, 2020

Relating to Preliminary Prospectus Supplement, dated August 13, 2020

Flex Ltd.

Pricing Term Sheet

Issuer:	Flex Ltd. (“Flex”)
Ticker:	FLEX
Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 / BBB- / BBB-
Security Type:	SEC Registered
Securities Offered:	$250,000,000 principal amount of 3.750% Senior Notes due 2026 (the “additional 2026 notes”) $325,000,000 principal amount of 4.875% Senior Notes due 2030 (the “additional 2030 notes”)
Trade Date:	August 13, 2020
Settlement Date:	August 17, 2020
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count:	30/360
Fungibility:

The additional 2026 notes offered hereby will be consolidated, form a single series and be fully fungible with the $425,000,000 aggregate principal amount of the outstanding 3.750% Senior Notes due 2026 issued on May 12, 2020. After giving effect to the issuance of the additional 2026 notes offered hereby, there will be $675,000,000 aggregate principal amount of 3.750% Senior Notes due 2026 outstanding.

The additional 2030 notes offered hereby will be consolidated, form a single series and be fully fungible with the $325,000,000 aggregate principal amount of the outstanding 4.875% Senior Notes due 2030 issued on May 12, 2020. After giving effect to the issuance of the additional 2030 notes offered hereby, there will be $650,000,000 aggregate principal amount of 4.875% Senior Notes due 2030 outstanding.

Use of Proceeds:

Flex intends to use the net proceeds from this offering for general corporate purposes, including to prepay all or a portion of the outstanding indebtedness under its term loan due June 30, 2022 and/or to reduce the level of accounts receivable sales under its asset-backed securitization programs.  As of June 26, 2020, there was outstanding $433.4 million of principal amount on Flex's term loan due 2022, and the term loan bears interest at a floating rate (approximately 1.55% as of June 26, 2020). Affiliates of certain of the underwriters are lenders under Flex's term loan due 2022. Accordingly, the affiliates of such underwriters would receive a portion of the proceeds from this offering pursuant to any repayment of Flex's term loan due 2022.

Additional 2026 Notes

Principal Amount:	$250,000,000
Maturity Date:	February 1, 2026
Coupon:	3.750%
Interest Payment Dates:	February 1 and August 1, commencing February 1, 2021
First Interest Period:

The first interest period for the additional 2026 notes will be from, and including, August 1, 2020 to, but excluding, February 1, 2021. Holders who purchase notes in this offering will pay accrued interest from August 1, 2020 until the settlement date as set forth below.

Public Offering Price:

109.294% of the Principal Amount plus $416,666.67 of accrued interest to, but excluding August 17, 2020. The public offering price will include accrued interest from August 17, 2020 if settlement occurs after that date.

Net Proceeds (after underwriting discount but before expenses):	$272,151,666.67
Benchmark Treasury:	UST 0.250% due July 31, 2025
Benchmark Treasury Price/Yield:	99-20 3/4 / 0.321%
Spread to Benchmark Treasury:	+160 bps
Yield to Maturity:	1.921%
Make-Whole Call:	At any time prior to January 1, 2026, at a discount rate of Treasury plus 50 basis points
Par Call:	On or after January 1, 2026
CUSIP:	33938X AC9
ISIN:	US33938XAC92

Additional 2030 Notes

Principal Amount:	$325,000,000
Maturity Date:	May 12, 2030
Coupon:	4.875%
Interest Payment Dates:	May 12 and November 12, commencing November 12, 2020
First Interest Period:

The first interest period for the additional 2030 notes will be from, and including, May 12, 2020 to, but excluding, November 12, 2020. Holders who purchase notes in this offering will pay accrued interest from May 12, 2020 until the settlement date as set forth below.

Public Offering Price:

114.863% of the Principal Amount plus $4,180,989.58 of accrued interest to, but excluding August 17, 2020. The public offering price will include accrued interest from August 17, 2020 if settlement occurs after that date.

Net Proceeds (after underwriting discount but before expenses):	$375,373,239.58
Benchmark Treasury:	UST 0.625% due May 15, 2030
Benchmark Treasury Price/Yield:	99-07 / 0.708%
Spread to Benchmark Treasury:	+235 bps
Yield to Maturity:	3.058%
Make-Whole Call:	At any time prior to February 12, 2030, at a discount rate of Treasury plus 50 basis points

Par Call:	On or after February 12, 2030
CUSIP:	33938X AB1
ISIN:	US33938XAB10

Joint Book-Running Managers:

BofA Securities, Inc.

MUFG Securities Americas Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC
Scotia Capital (USA) Inc.

UniCredit Capital Markets LLC

Co-Managers:	Academy Securities, Inc Banco Bradesco BBI S.A. Deutsche Bank Securities Inc. ICBC Standard Bank Plc Loop Capital Markets LLC Standard Chartered Bank Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.